FORM 52-109FT2

Certification of Interim Filings During Transition Period

I, Peter Loretto, President and Chief Executive Officer of Trans-Orient Petroleum Ltd., certify that:

  I have reviewed the annual filings (as this is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Trans-Orient Petroleum Ltd. (the issuer) for the three-month period ended October 31, 2004;

  Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

  Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: December 17, 2004

"Peter Loretto"

_____________________
Peter Loretto
President/Chief Executive Officer